ITEM 77D- Policies with respect to security investments

Effective May 1, 2006, ING MidCap Opportunities Portfolio's principal investment strategy was changed to allow the fund to invest principally in derivatives and foreign investments.

Effective May 1, 2006, ING High Yield Bond Portfolio's principal investment strategy was amended to clarify that the fund may invest in credit default swaps.